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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 3
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                               STONE RIVET, INC.
                      ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                   (BIDDERS)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000

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     This Amendment No. 3 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Environmental Systems Products Inc., a Delaware corporation ("Parent"), and Stone Rivet, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") relating to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), at $17.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments and supplements thereto, copies of which were previously filed as Exhibits 99(a)(1) and 99(a)(2), respectively to the Schedule 14D-1 (which collectively constitutes the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1, including the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company -- Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     On September 29, 1998, the Purchaser issued a press release, the text of which is attached hereto as Exhibit 99(a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(10) Text of Press Release, dated September 29, 1998.
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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: September 29, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: September 29, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

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